mPhase Technologies Inc.
587 Connecticut Avenue
Norwalk, CT. 06854

Division of Corporation Finance-attn. Stefanie Hunsacker
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546 E-mail dcaoletters@sec.gov

RE: mPhase Technologies, Inc.
Form 10K for the FYE June 30, 2008 (Filed Sept 30, 2008; File # 000 30202)
and pending Form 10-K for the FYE June 30, 2009 (- to be filed)

August 5, 2009

Dear Ms. Hunsacker,

On July 20, 2009 the Company sought guidance in implementing and reporting a proposed change in the method of calculating the estimated value of certain convertible long term debt and the accounting policies associated with the accounting for long term Convertible debt resulting in a conference call with staff of both OCA Interpretations and Corporate Finance departments of the Commission on July 23, 2009. On July 24 we transmitted correspondence that highlighted what we understood to be open issues at that time, primarily the calculation of the estimated liability for the long-term convertible debt agreements, which have been accounted for as derivative instruments pursuant to FASB 133 and EITF 00-19. On July 28, 2009 we received a call from Martin James indicating that question #5. from previous correspondence should be responded to as well as an open issue. Again, we appreciate the prompt attention given this matter by the staff and believe the following responds to the open issues identified at this time.

OPEN ISSUES

I. CURRENT STATUS OF PROPOSED ACCOUNTING CHANGES for LONG TERM CONVERTIBLE DEBT

The Company has discussed with the Staff our choice of accounting, specific calculations and the extensive disclosure included in our filing regarding the long term convertible debt agreements which have been accounted for as derivative instruments pursuant to FASB 133 and EITF 00-19.

It is our understanding at this time that the Staff still believes an error remains unaddressed in the valuation of the estimated derivative liability. Specifically, with respect to the derivative liability which was bifurcated from the host contract as enumerated in EITF 00-19 and SFAS 133, the valuation of the estimated liability may be appropriately computed using the Black -Sholes method, however such estimate should give appropriate computational consideration to the "cap" or "ceiling" component of our specific agreements, and the Company acknowledges our calculation gave no computational consideration to this feature in our original estimate of the derivative liability. We also understood while this may result in an error, we also believe it may, in fact, result in such a de minims variation from the original computation as to support the conclusion that our original calculation was in fact reasonable; or if still in error, weather or not such error would be considered immaterial to our financial statements taken as a whole.

ADDITIONAL PROCEDURES TAKEN TO RESOLVE OPEN ISSUE I.

We have considered this with respect to the both dollar amount that a more comprehensive computation would differ from our original estimate as well as the correlation to the "swing" in the income effect the change in this estimate provides each measurement date; and believe a more comprehensive recalculation can provide the best evaluation of the reasonableness of our estimate and whether the original estimate when compared to a more comprehensive one giving quantitative consideration to the "cap" or "ceiling" component of our agreements may or may not correlate with the estimates previously reported on prior measurement dates (typically quarterly commencing with the quarter ended December 31, 2007 through the quarter ended March 31, 2009).

To this end we engaged a qualified valuation firm to provide a calculation of the effect of the "Cap" or "Ceiling" component of our agreements would have on our original calculation of the estimated derivative liability at each measurement date our computation resulted in estimates that were included in our financial statements. We believe this to be an appropriate evaluation of whether an error has been contained in our statements, the magnitude of which may or may not require a correction.

We have been advised by CBIZ Valuations that the result of their risk-neutral probability calculations for mPhase Technologies, Inc.’s, estimated liability, specifically the "Cap" or "Ceiling" component, based on the input provided to them by the Company corresponding with the original Black-Sholes computations, result in their conclusion that the the risk-neutral probability that mPhase’s common stock value would equal or exceed $0.35 within the indicated option life is .0% for all quarterly dates provided except for 3/31/08 when the risk-neutral probability was approximately 1.5%. Their calculations for this have been attached supplementary for your review.

As a result of the above, for all periods presented a hybrid calculation giving effect to the "Cap" or "Ceiling" component of our agreements, for all periods other than March 31, 2008, result in the identical estimated liability reported by the company, and in the case of March 31, 2008, a hybrid calculation would have such a de-minimus difference as to conclude our original computation was reasonable.

ISSUE II.

PRIOR QUESTION 5. Refer to our prior comment 5. You responded that your accounting for warrants had been described in Note #3. We did not note such disclosure in Note #3. Further you stated that you valued your warrants based on SFAS 123(R). Please explain to us how you account for your warrants providing us with applicable U.S. GAAP. In your explanation, please discuss how you considered the impact of EITF 00-19.

RESPONSE: The Company has issued many warrants and options to employees and consultants that have been accounted in accordance with SFAS123®. The Company issued warrants to purchase an additional 11,111,112 shares of its common stock to an investor in order to induce such investor to make an additional investment in the Company. The amount was charged to additional reparations pursuant to SFAS 123 paragraphs 51 and 52.

The Company has issued many warrants in connection with the private placements of its equity, including warrants to purchase 500,000 and 100,000 shares of the Company’s common stock in connection with private placements of the Company’s equity on January 14, 2008 and April 7, 2008 respectively. The warrants have been evaluated pursuant to EITF 00-19 and no liability associated with the issuance thereon is required as no default or other liability conditions are present. The Company considered paragraphs 12 - 32 of ETIF 00-19 in making its determination.

We direct our conclusions to first the division of Corporate Finance as we understood to be the recommendation of Brian Fields to the extent that our decision is impacted by the materiality of such corrective or more comprehensive calculation. We trust you concur or at least agree to take no further action with respect to these topics. We have also been advised that should we seek additional advise of the Office of the Chief Accountant-interpretations that a more comprehensive submittal would be required.

Should you have any questions or comments concerning the enclosed, please contact the undersigned by telephone 203.832.2242 or Edward Suozzo at 917.324.0354.

Again we appreciate your prompt attention in this matter and commit to work continuously on resolving this issue.

Yours truly,

/s/ Martin Smiley
Martin Smiley, EVP, CFO & General Counsel

mPhase Technologies, Inc.
Derivative Liability
	LJ	LJ & GG	LJ & GG	GG	GG	GG
Valuation Date	3/31/2009	12/31/2008	9/30/2008	6/30/2008	3/31/2008	12/31/2007
Stock Price at Valuation Date	$0.0160	$0.0155	$0.0360	$0.0700	$0.1350	$0.0500
Strike Price	$0.3500	$0.3500	$0.3500	$0.3500	$0.3500	$0.3500
Expected Life of Options (years)	0.05	0.05	0.05	0.05	0.05	0.05
Risk-Free Interest Rate	0.17%	0.11%	2.28%	2.89%	1.79%	2.89%
Expected Annual Dividend Yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Expected Volatility	69.29%	100.00%	79.10%	77.00%	210.00%	9.30%

Option Value	$0.0000	$0.0000	$0.0000	$0.0000	$0.0010	$-

D2	-1910.29%	-1343.30%	-1236.95%	-901.07%	-218.18%	-8932.55%

B-S Risk-Neutral Probability N(D2)	0.000%	0.000%	0.000%	0.000%	1.456%	0.000%